news release

Zi Corporation Advances Chinese Text Input with
 eZiText V7 Release

Predictive Text Solution is Unrivalled in Input Speed and Ease of Use for Mobile
 Phone Users

CommunicAsia 2005, Singapore and Calgary, AB, Canada - June 14, 2005 - Zi Corporation (Nasdaq: ZICA) (TSX:ZIC), a leading provider of intelligent interface solutions, today announced at the CommunicAsia exhibition in Singapore that it is setting new standards for usability with the latest release of its popular eZiText® predictive Chinese text input solution. Augmenting its existing rich feature set with additional capabilities such as Chinese phrase-level input, phrase-level forward prediction, phrase-level learning and initial-only phonetic input. The eZiText V7 release is now the most advanced Chinese text input solution on the market. Visitors at CommunicAsia will find Zi demonstrating the new version at Stand 3K1-08 in the Canadian Pavilion.

Mobile phone users can now transition seamlessly and effortlessly between character-level and phrase-level input and prediction. The phrase level input feature transforms the user experience by significantly reducing the number of keystrokes required to enter common words and phrases.

The advanced eZiText V7 is currently shipping to original equipment manufactures (OEMs) worldwide. The new release extends Zi's one-stop-shop portfolio of intelligent interface solutions. Zi's product range addresses the requirements of OEMs worldwide, with commercially deployed predictive text input solutions currently in Chinese and over 45 other languages, as well as technologies for multi-language handwriting recognition, and a new and revolutionary service discovery engine software. Industry-leading features and language localization are backed up by Zi's comprehensive technical support and integration capabilities.

"eZiText V7 is an important addition to our range of intelligent interface solutions" comments Zi Corporation's chief operating officer Milos Djokovic. "The Chinese language messaging market is growing at an amazing pace, with an estimated 750 million SMS text messages sent daily in China alone. The new version of eZiText enriches the end-user experience with faster Chinese text input, greater flexibility and a higher degree of personalization than was previously possible."

"We're shipping eZiText V7 to handset manufacturers right now and our first implementation has been launched on the market to rave reviews," adds Djokovic. "It's enabling the manufacturer to better target a major market opportunity, and in turn helping network operators to drive up their revenue per user."

For media interviews or tours at CommunicAsia, please contact Brian Dolby or Bethany Caldwell at GBCS PR on +44 (0) 115 950 8399 or email brian@gbcspr.com or bethany@gbcspr.com.

Editor's Notes

About eZiText
Zi's user-friendly text input system, eZiText, enables consumer electronic manufacturers and telecom carriers to provide end users with richer, more personalized text input experiences. eZiText provides faster and more efficient text entry through truly predictive one-touch entry and word completion, coupled with the ability to learn from a person's usage patterns and new vocabulary. eZiText is available in and supports 48 unique language databases.

About Zi Corporation
Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText for one-touch predictive text entry; eZiTap™ for intelligent multi-tap entry, Decuma® for natural handwriting recognition and the new Qix™ service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, Decuma, Qix, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:

GBCS PR (Asian and European media)
Brian Dolby or Bethany Caldwell
+44 (0) 115 950 8399
brian@gbcspr.com / bethany@gbcspr.com

Keith Giannini or Laura Ackerman (North American media)
Schwartz Communications
zicorp@schwartz-pr.com
(781) 684-0770

Allen & Caron Inc (investor relations)
Jill Bertotti
jill@allencaron.com
(949) 474-4300